United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Wells Fargo & Company

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Wells Fargo & Company

RE: The case to vote FOR Item 9 on the 2024 Proxy Ballot

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote FOR Item 9 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits appear at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote FOR Shareholder Proposal (Item) 91 on the proxy ballot, which NLPC sponsors, which requests Wells Fargo & Company (“Wells Fargo” or “Company”) to conduct an audit of the economic and humanitarian impacts of its climate policies on developing nations.

1 “Notice of Annual Meeting and Proxy Statement.” Wells Fargo & Company, March 18, 2024. See https://www.sec.gov/Archives/edgar/data/72971/000007297124000084/wfc-20240315.htm.

The Resolved clause of Item 9 (“Audit of Climate Transition Policies” as titled by Wells Fargo; “Humanitarian Risks Due to Climate Change Policies” as titled by NLPC) states:

Shareholders request the Board of Directors to oversee an audit that analyzes the impacts, both adverse and beneficial, of Wells Fargo’s climate transition policies regarding the economic and humanitarian effects on emerging nations, which rely heavily on – but have limited access to – fossil fuels and other non-“renewable” sources of power, such as nuclear. Perspectives from a full spectrum of respected economists, nongovernmental organizations, research firms, and public-interest groups could be considered. Wells Fargo should avoid one-sided political or viewpoint bias, with the auditor consulting specialists across a range of stances – including those who may rebut prevailing corporate media- and government-driven narratives on climate and energy. Among perspectives that may be considered include experts such as Alex Epstein, Michael Shellenberger, Bjorn Lomborg, Robert Bryce, Roy Spencer, John Christy, Roger Pielke, Jr., Richard Lindzen, and others.

A report on the audit, prepared at reasonable cost and omitting confidential or proprietary information, should be published on Wells Fargo’s website.

Introduction

The global economy increasingly revolves around Wall Street.2 This reality has become evident as financial institutions leverage their assets to push the energy transition. As one of the largest banks in the United States, Wells Fargo is among those with the greatest influence.

Unfortunately, the Company fails to account for the negative consequences of vilifying fossil fuels in pursuit of “clean energy” goals. Developing nations rely on hydrocarbons to provide cheap sources of power and decreases in production increase prices and stunt economic growth in emerging markets. Ultimately, Wells Fargo’s energy policies are likely incongruent with its support for the United Nations’ Sustainable Development Goals. Shareholders

should encourage the Company to take a more holistic look at its climate policies and avoid causing unintended harm.

Climate Change

As the Proposal states, “Wells Fargo has made energy transition policies integral to its lending and underwriting activities.” These policies include:

2 Mukunda, G. “The Price of Wall Street's Power” Harvard Business Review, 2019, March 27. See https://hbr.org/2014/06/the-price-of-wall-streets-power

•Wells Fargo aims to reduce the emissions intensity of its Power Sector by 60% by 2030.3

•Wells Fargo aims to reduce absolute emissions in its Oil & Gas sector by 26% by 2030.

•Wells Fargo joined the Net-Zero Banking Alliance in October 2021.4 The NZBA is a group of leading global banks, convened by the United Nations, committed to transitioning the economy to net-zero emissions by 2050.5

•Wells Fargo has pledged to deploy $500 billion in sustainable finance by 2030.6

The conversation surrounding climate change is complex. The planet has historically experienced temperature fluctuations, from ice ages7 to some periods far hotter than the current climate.8 These changes unfolded without human intervention and were instead driven by the interplay of volcanic activity, solar radiation fluctuations, the Earth’s own orbital dynamics, and other natural phenomena.9 10 11

The present discourse focuses excessively on the degree that human actions can be blamed for recent warming trends. Greenhouse gas emissions resulting from the combustion of fossil fuels are often attributed as the primary anthropogenic driver of climate change. However, other human factors include agriculture, construction, and deforestation, each of which creates its own greenhouse gas emissions or other feedback loops that indirectly raise the surface temperature of the Earth over time.12

The Intergovernmental Panel on Climate Change (IPCC), 13 a body of the UN,14 posits that the significant uptick in atmospheric CO2 levels plays a leading role in modern global warming.15 This narrative has gained substantial traction, underpinning urgent calls for drastic reductions in greenhouse gas emissions.

3 Kerber, Ross; & Marshall, Elizabeth Dilts. “Wells Fargo set emissions reduction targets for oil, gas, power clients,” Reuters, May 6, 2022. See https://www.reuters.com/business/finance/wells-fargo-set-emissions-reduction-targets-oil-gas-power-clients-2022-05-06/

4 Wells Fargo. “CO2Emission: Executive Summary,” May 2022. See https://sites.wf.com/co2emission/CO2eMission_Executive_Summary.pdf

5 “Net-Zero Banking Alliance.” See https://www.unepfi.org/net-zero-banking/

6 Wells Fargo. “Wells Fargo Sets Goal to Achieve Net Zero Greenhouse Gas Emissions by 2050,” March 8, 2021. See  https://newsroom.wf.com/English/news-releases/news-release-details/2021/Wells-Fargo-Sets-Goal-to-Achieve-Net-Zero-Greenhouse-Gas-Emissions-by-2050/default.aspx

7 Scott, Michon. “What's the coldest the Earth's ever been?” Climate.gov, February 18, 2021. See https://www.climate.gov/news-features/climate-qa/whats-coldest-earths-ever-been

8 Lindsay, Rebecca; Scott, Michon. “What's the hottest Earth's ever been?” Climate.gov, November 22, 2023. See https://www.climate.gov/news-features/climate-qa/whats-hottest-earths-ever-been

9 Royal Society. “The Basics of Climate Change.” See https://royalsociety.org/news-resources/projects/climate-change-evidence-causes/basics-of-climate-change/

10 Met Office. “Causes of climate change.” See https://www.metoffice.gov.uk/weather/climate-change/causes-of-climate-change

11 US Environmental Protection Agency. “Causes of Climate Change.” See https://www.epa.gov/climatechange-science/causes-climate-change

12 US EPA. “Causes of Climate Change.” See https://www.epa.gov/climatechange-science/causes-climate-change

13 IPCC. “FAQ Chapter 1,” See https://www.ipcc.ch/sr15/faq/faq-chapter-1/

14 IPCC. “About”. See https://www.ipcc.ch/about/

15 IPCC. “Climate change widespread, rapid, and intensifying – IPCC,” August 9, 2021. See https://www.ipcc.ch/2021/08/09/ar6-wg1-20210809-pr/

However, a growing segment of the scientific community advocates for a more nuanced exploration of Earth’s climate system. Positions among respected, credentialed researchers vary, as some suggest that agriculture and industry create a material effect on the level of atmospheric gases. They argue that climate alarmism has become exaggerated and increased greenhouse gases will be far less damaging than often claimed. Others assert that the data evidencing a changing climate is erroneous or misleading, and that the Earth may not be warming at all. Ultimately, both camps agree that countless natural and human-initiated influences contribute to the present climate, and that the current debate on is distorted and simplistic.

These dissenting voices point to the influence of phenomena such as ocean currents, which act as global heat conveyors, and aerosol particles in the atmosphere, which can reflect or absorb the sun’s energy.16 17 They argue that these natural processes – complex and not fully understood – might diminish or even eclipse the impact of anthropogenic CO2 emissions. Thus the challenge becomes disentangling the human contribution from the Earth’s interrelated atmospheric systems.

This nuanced understanding of the climate debate acknowledges the intricate dance between human activities and the Earth’s natural climatic processes. It champions continued exploration into the dynamics of past and present climate changes and their interconnections. This approach advocates for a balanced perspective that recognizes the contributions of both human and natural factors to climate change. It calls for informed, holistic environmental policies that do not compromise economic vitality and development, ensuring a future where energy security and environmental stewardship go hand in hand.

Discourse Has Become Politicized

By comparison, the current climate change discourse often exhibits a marked bias against CO2 emissions, portraying them as the sole villain in the global warming narrative. This oversimplification overlooks complexity of the Earth’s climate system. And it drives the storytelling towards alarmism, forecasting catastrophic outcomes based on models and assumptions that often don’t fully capture the uncertainty inherent in climate science.

The alarmist perspective is favored by the IPCC, which was the primary consultant in the creation of the landmark Paris Agreement – signed by one hundred ninety-four states and the EU at the twenty-first session of the Conference of Parties (COP21), the supreme rulemaking body of the United Nations Framework Convention on Climate Change (UNFCCC).[18] Since the Paris Agreement was signed, the IPCC's primary purpose is to provide periodic

16 US EPA. “Causes of Climate Change.” See https://www.epa.gov/climatechange-science/causes-climate-change

17 British Geological Survey. “What causes the Earth's climate to change?” See https://www.bgs.ac.uk/discovering-geology/climate-change/what-causes-the-earths-climate-to-change/

18 Denchak, M. “Paris Climate Agreement: Everything You Need To Know,” NRDC, 2021, February 19. See https://www.nrdc.org/stories/paris-climate-agreement-everything-you-need-know#sec-whatis

“Assessment Reports” (abbreviated by number, such as “AR6” for the Sixth Assessment Report) comprised of up-to-date climate research and mitigation policy proposals for both governments and the private sector.19

During the creation of AR5 (published in 2015), the IPCC developed four scenarios called Representative Concentration Pathways (RCP). The RCPs represent alternative climate futures based on different greenhouse gas emission scenarios. The IPCC labeled each RCP according to its projected level of radiative forcing by 2100. The RCPs range from RCP2.6, which represents a scenario where greenhouse gas emissions peak around 2020 and decline thereafter, to RCP8.5, which represents a scenario where greenhouse gas emissions continue to rise throughout the century, resulting in a temperature increase of 4.5°C or more by 2100.

The RCPs represent potential outcomes, but they are not predictions. The IPCC did not assign likelihoods to the pathways because there is a high degree of uncertainty associated with future emissions and their impacts on the climate system. Instead, the RCPs are tools for exploring the range of possible outcomes, however improbable they may be.

While RCP8.5 is the worst-case scenario, it is highly unlikely. Yet media organizations, activist groups, and even scientific bodies like the IPCC have routinely portrayed the extreme consequences of RCP8.5 as the default outcome. According to a 2020 article by Zeke Hausfather, director of climate and energy at the Breakthrough Institute in Oakland, and Glen Peters, research director at the CICERO Center for International Climate Research in Oslo:

A sizeable portion of the literature on climate impacts refers to RCP8.5 as business as usual, implying that it is probable in the absence of stringent climate mitigation. The media then often amplifies this message, sometimes without communicating the nuances. This results in further confusion regarding probable emissions outcomes, because many climate researchers are not familiar with the details of these scenarios in the energy-modeling literature.20

Humanitarian Impacts

When such exaggerated predictions are portrayed as “business as usual,” it fuels a sense of urgency that leads to hasty and counterproductive policy decisions. The Paris Agreement’s climate targets do not include a comprehensive evaluation of their long-term impacts on the global economy, energy security, and the livelihoods of billions of people. Developing nations are particularly vulnerable, as they lack the resources to develop alternative sources of energy or to implement lower carbon industrial technology. Premature and unilateral policy shifts risk derailing economic growth and development in regions where energy security is foundational to societal advancement.

19 IPCC. “Preparing Reports.” See https://www.ipcc.ch/about/preparingreports/

20 Hausfather, Z., & Peters, G. P. “Emissions – the 'business as usual' story is misleading,” Nature Publishing Group, January 29, 2020. See https://www.nature.com/articles/d41586-020-00177-3

The reality is that the current approach to addressing climate change—fixated on slashing CO2 emissions—overlooks the multifaceted nature of energy poverty and the indispensable role that traditional energy sources play in ensuring the health and livelihoods of billions of people.

Item 9 cites several pieces of evidence that show the developing world relies on readily available hydrocarbon energy:

•

“According to Fatih Birol, Executive Director of the International Energy Agency (IEA), developing nations are the most vulnerable to rising fossil fuel prices.[21] ‘Birol said those who will be hit hardest include oil-importing nations in Africa, Asia and Latin America because of higher import prices and their weaker currencies.’”

•	“760 million people, primarily in Africa and Asia, still don’t have access to electricity, according to the IEA.[22]”

•“Reduced investment in fossil fuels disproportionately impacts the poor.23 ‘Reducing poverty is not feasible without access to cheap and reliable energy.’”24

The global energy crisis has been rough on America, but it has left developing economies in particularly bad shape. Higher energy prices impact a nation’s entire economy, from agriculture to industry, and can be a powerful driver of inflation.25 26

For example, the general population often overlooks that natural gas is one of the primary inputs in nitrogen fertilizer,27 and without it half the world’s current population would be unable to survive.28 Developing nations particularly rely on cheap hydrocarbon energy, as they cannot afford alternative energy sources so easily, and their economies are not as diversified in the service sector, which is less energy intensive. As a result, rising food and energy prices have led

21 Shan, Lee Ying. “IEA says developing nations are the No. 1 casualty of the energy crisis,” CNBC, October 25, 2022. See https://www.cnbc.com/2022/10/26/iea-developing-nations-the-number-one-casualty-of-the-energy-crisis.html

22 IEA. “Access to Electricity.” See https://www.iea.org/reports/sdg7-data-and-projections/access-to-electricity

23 Tongia, Rahul. “It is unfair to push poor countries to reach zero carbon emissions too early,” Brookings Institution, October 26, 2022. See https://www.brookings.edu/articles/it-is-unfair-to-push-poor-countries-to-reach-zero-carbon-emissions-too-early/

24 Baker, Arthur; Ramachandran, Vijaya. “Let Them Eat Carbon,” the Breakthrough Institute, March 29, 2022. See  https://thebreakthrough.org/journal/no-16-spring-2022/let-them-eat-carbon

25 Kilian, Lutz; Zhou, Xiaoqing. “The inflationary impact of energy prices,” Vox (EU), February 10, 2023. See https://cepr.org/voxeu/columns/inflationary-impact-energy-prices

26 Barrett, Phillip. “How Food and Energy are Driving the Global Inflation Surge,” IMF, September 12, 2022. See https://www.imf.org/en/Blogs/Articles/2022/09/09/cotw-how-food-and-energy-are-driving-the-global-inflation-surge

27 Singh, Shikha; Tan, Hwee Hwee. “High natural gas prices could lead to spike in food costs through fertilizer link,” S&P Global, January 19, 2022. See https://www.spglobal.com/commodityinsights/en/market-insights/blogs/agriculture/011922-fertilizer-costs-natural-gas-prices

28 Smil, Vancil. “The Modern World Can’t Exist Without These Four Ingredients. They All Require Fossil Fuels,” Time, May 12, 2022. See https://time.com/6175734/reliance-on-fossil-fuels/

to civil unrest in nations like Pakistan, Peru, and Sri Lanka.29 30 As Item 9 notes: “Russia’s invasion of Ukraine is partially to blame, but the haphazard worldwide transition to so-called31 ‘green’ energy has arguably inflicted greater harm via toxic pollution and energy prices.”32

Further, alternative energy sources demand exponential increases in natural resource production, particularly in rare earth metals. These metals are found almost exclusively in developing nations, and their extraction produces devastating effects on the local environment. Chris Thomas of the University of Lincoln led a study on the environmental impact of metals mining; as summarized by the DailyMail:

The researchers found that 23 million people worldwide, as well as 5.72 million in livestock, over 16 million acres of irrigated farmland and over 297,800 miles worth of rivers have been contaminated by mining’s toxic byproducts seeping into the water.

This metal mining includes many so-called ‘rare earth elements’ essential to the manufacture of high-tech electronics, solar cells, wind turbines and all the batteries needed to store sustainable ‘green’ energy (and power electric cars and iPhones).

Further, the metals supply chains are tainted by forced labor.[33] [34] The most prominent example is the well-documented child labor abuses in cobalt mines in the Democratic Republic of Congo. The DRC produces 90% of the cobalt in the world, and its supplies are used by major companies such as Apple, Google, Microsoft, and Tesla. That means that energy policies adopted in the United States that promote renewable energy have a tremendous impact on the DRC and other nations that supply these metals.

29 Horowitz, Julia. “From Pakistan to Peru, soaring food and fuel prices are tipping countries over the edge,” CNN, April 9, 2022. See https://www.cnn.com/2022/04/09/business/food-fuel-prices-political-instability/index.html

30 Cabral, Sam. “Sri Lanka's anti-government protests have gone silent - for now,” BBC, January 8, 2023. See https://www.bbc.com/news/world-asia-64142694

31 Phelan, Matthew. “Devastating risks of transitioning to 'green' energy: Mining for electric-powering minerals has left 23 million people exposed to toxic waste, 500,000km of rivers polluted and 16 million acres of farmland ruined,” DailyMail, September 21, 2023. See https://www.dailymail.co.uk/sciencetech/article-12545855/Devastating-transition-green-energy-metal-mining-23-million-people-toxic-waste-rivers-polluted-farmland.html

32 Blunt, Katherine; Matthews, Christopher. “America’s New Energy Crisis,” Wall Street Journal, August 1, 2022. See https://www.wsj.com/articles/americas-new-energy-crisis-11659153633

33 Ng, Abigail. “China’s electric vehicle battery supply chain shows signs of forced labor, report says,” CNBC, June 21, 2022. See https://www.cnbc.com/2022/06/22/signs-of-forced-labor-found-in-chinas-ev-battery-supply-chain-report.html

34 Hudson, Clara. “EV, Phone Makers Warned on Forced Labor in Cobalt Supply Chain,” Bloomberg Law, November 14, 2024. See https://news.bloomberglaw.com/esg/ev-phone-makers-warned-on-forced-labor-in-cobalt-supply-chain

Wells Fargo’s Position

Wells Fargo contends that climate change and its subsequent impacts present a financial risk that must be mitigated. The Company may fairly argue that some of its clients and investors see climate change as a significant issue and that Wells Fargo should take action to protect the climate. From a fiduciary standpoint, Wells Fargo could be forgiven for giving those clients the opportunity to support their values with their money.

But instead, the Company has made blanket assessments about climate change based on a politicized narrative. Further, Wells Fargo has decided that these blanket assessments must inform its climate policy for 100 percent of its customers, regardless of their views.

Wells Fargo’s sustainability goals are supposed to align with the United Nations’ Sustainable Development Goals, “as well as global challenges and opportunities related to sustainability and stakeholder expectations.” The Company seems to believe these goals are compatible. In reality, Wells Fargo’s emissions reduction targets are incompatible with the SDGs, especially with the foundational goal of eradicating poverty. The bank’s thrust towards green energy risks inflating energy costs and curtailing access in burgeoning economies, thus undermining the bank’s avowed commitment to advancing human rights and fostering economic development on a global scale.

The assumption that a rapid shift to green energy solutions will not only be seamless, but also universally beneficial, fails to account for the complexity of energy economics. Developing nations, which already grapple with the challenges of energy security, could find themselves at a greater disadvantage, hamstrung by higher costs and the resultant economic slowdown. This scenario not only hampers their developmental trajectory, but also exacerbates the socio-economic disparities between nations, contradicting the very essence of the SDGs.

Wells Fargo’s sustainability initiatives need a reevaluation to ensure they are aligned with the broader goals of human rights and economic development. It is imperative that the bank – and indeed all stakeholders in the global sustainability discourse – adopt a more nuanced approach. Wells Fargo should prioritize not only environmental outcomes, but also the socio-economic well-being of the global community, particularly those in developing regions who stand on the frontline of both climate change impacts and the unintended consequences of well-meaning, but inadequately calibrated, green policies.

Response to Wells Fargo’s Opposition Statement

In its opposition response to Item 9, Wells Fargo emphasizes its belief in supporting a sustainable future for all. However, this perspective narrowly focuses on its current disclosures as they relate to climate, overlooking the broader, systemic impacts of its policies on global energy markets and, consequently, on emerging economies. In this area, the Company’s disclosures are heavy on corporate-speak and light on details.

Wells Fargo’s claim of having a “relatively limited presence in emerging markets” oversimplifies the intricate web of global financial and energy markets. The bank’s financial activities, particularly in lending and underwriting, have far-reaching effects beyond its immediate geography.

Reductions in hydrocarbon production in the United States affect international markets in several ways. The U.S. is the largest producer and one of the largest exporters of oil and gas.35 Further, oil is a commodity, so domestic and international prices often move in sync. For example, OPEC supply cuts often increase oil prices in the U.S.36 The domestic shale revolution displayed the same effect in reverse – increased U.S. supply led to decreased prices internationally.37 This interconnectedness suggests that the bank’s policies could inadvertently contribute to energy scarcity or increased costs in regions already facing significant developmental challenges.

The Wells Fargo Sustainability & Governance Report even says that “Wells Fargo & Company (NYSE: WFC) is a leading financial services company that has approximately $1.9 trillion in assets. We proudly serve one in three U.S. households and more than 10% of small businesses in the U.S., and we are a leading middle market banking provider in the U.S.”38

Given the Company’s prominent position in the United States and the interconnectedness of global markets, the Company must admit that its energy policies will impact developing nations too.

Conclusion

The push to demonetize fossil fuels, without a nuanced understanding of global energy interdependence, risks not only increasing energy poverty, but also exacerbating economic inequality on a global scale. This reality puts Wells Fargo’s energy policies at odds with its commitment to the UN’s SDGs. Wells Fargo should consider a more balanced approach – one that recognizes the current realities of energy infrastructure across the globe. An audit of the humanitarian and economic impacts of its climate policies on developing nations will give shareholders a more complete picture of the potential drawbacks from a hasty energy transition.

Thus, NLPC urges shareholders to vote FOR on Item 9 on the 2024 proxy ballot of Wells Fargo & Company.

35 Williams, Curtis. “US was top LNG exporter in 2023 as hit record levels,” Reuters, January 3, 2024. See https://www.reuters.com/business/energy/us-was-top-lng-exporter-2023-hit-record-levels-2024-01-02/

36 Faucon, Benoit; Said, Summer. “OPEC Opts Against Big Output Boost, Pushing Oil Prices to Seven-Year High,” Wall Street Journal, October 4, 2021. See https://www.wsj.com/articles/opec-russias-gradual-oil-hike-pushes-prices-to-seven-year-high-11633356803

37 IEA. “The US shale revolution has reshaped the energy landscape at home and abroad, according to latest IEA policy review,” September 13, 2019. See https://www.iea.org/news/the-us-shale-revolution-has-reshaped-the-energy-landscape-at-home-and-abroad-according-to-latest-iea-policy-review

38 Wells Fargo. “Sustainability & Governance Report,” July 2023. See https://www.wellsfargo.com/assets/pdf/about/corporate-responsibility/sustainability-and-governance-report.pdf

Photo credits:

Page 2 – Wells Fargo branch, JeepersMedia/Creative Commons

Page 4 – Closing ceremony of COP21, Paris, United Nations photo/Creative Commons

Page 6 – Fatih Birol, World Economic Forum/Creative Commons

Page 7 – Cobalt mining in Congo/IIED.org, Creative Commons

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For questions regarding Wells Fargo & Company – Item 9 – “Humanitarian Risks Due to Climate Change Policies,” sponsored by National Legal and Policy Center, please contact Luke Perlot, associate director of NLPC’s Corporate Integrity Project, via email at lperlot@nlpc.org.